UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Sonos, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

83570H108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83570H108	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth I (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,931,734
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,931,734
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,931,734
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 100,947,974 shares of common stock outstanding as of November 16, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 29, 2018, as filed with the Securities and Exchange Commission on November 28, 2018.

CUSIP No. 83570H108	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,092,096
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,092,096
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,096
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 83570H108	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 60,420
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 60,420
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,420
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 83570H108	SCHEDULE 13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Growth Associates I Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,084,250
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,084,250
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,084,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0% (1)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 83570H108	SCHEDULE 13G	Page 6 of 8 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Sonos, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

614 Chapala Street Santa Barbara, California 93101

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)  Index Ventures Growth I (Jersey) L.P., a Jersey, Channel Islands partnership (“Index Growth I (Jersey)”).

(ii)  Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P., a Jersey, Channel Islands partnership (“Index Growth I Parallel” and, together with Index Growth I (Jersey), the “Index Growth I Funds”).

(iii)   Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership (“Yucca”).

(iv) Index Venture Growth Associates I Limited, a Jersey, Channel Islands corporation (“Index Growth Associates”), the general partner of the Index Growth I Funds.

The address of the principal business office of each of the reporting persons is 5th Floor, 44 Esplanade, St. Helier, Jersey, Channel Islands JE1 3FG, except for Yucca which is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share ( “Common Stock”)

	(e)	CUSIP Number: 83570H108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 83570H108	SCHEDULE 13G	Page 7 of 8 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Index Growth I (Jersey) directly owns 10,931,734 shares of Common Stock, which represents approximately 10.8% of the outstanding shares of Common Stock.

		(ii)	Index Growth I Parallel directly owns 1,092,096 shares of Common Stock, which represents approximately 1.1% of the outstanding shares of Common Stock.

		(iii)	Yucca directly owns 60,420 shares of Common Stock, which represents approximately 0.1% of the outstanding shares of Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the Index Growth I Funds’ investments. As a result, Index Growth Associates may be deemed to have dispositive and voting power over Yucca’s shares by virtue of its dispositive power over and voting power over the shares owned by the Index Growth I Funds.

		(iii)	Index Growth Associates may be deemed to beneficially own the 12,084,250 shares of Common Stock owned by the Index Growth I Funds and Yucca, which represents approximately 12.0% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	Number of shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Index Growth I (Jersey)	10,931,734	0	10,931,734	0
Index Growth I Parallel	1,092,096		1,092,096
Yucca	60,420		60,420
Index Growth Associates	12,084,250		12,084,250

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 100,947,974 shares of common stock outstanding as of November 16, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 29, 2018, as filed with the Securities and Exchange Commission on November 28, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 83570H108	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

INDEX VENTURES GROWTH I (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services
Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co- Investment Scheme

By:	/s/ Alex di Santo
	Name:	Alex di Santo
	Title:	Authorized Signatory

By:	/s/ Sarah Earles
	Name:	Sarah Earles
	Title:	Authorized Signatory

INDEX VENTURE GROWTH ASSOCIATES I LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director